SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 5)

APPLIED SIGNAL TECHNOLOGY, INC.
(Name of Subject Company)

APPLIED SIGNAL TECHNOLOGY, INC.
(Name of Person Filing Statement)

Common Stock, without par value
(Title of Class of Securities)
038237103
(CUSIP Number of Class of Securities)
William B. Van Vleet III
President and Chief Executive Officer
460 West California Avenue
Sunnyvale, California 94086
(408) 749-1888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-4170

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on December 30, 2010, by Applied Signal Technology, Inc., a California corporation (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by RN Acquisition Company, a California corporation (“Purchaser”), a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, without par value, of the Company (the “Shares”) that are not already owned by Parent and its subsidiaries at a price of $38.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated December 30, 2010 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section under the heading “Financial Forecasts” with the following:
Financial Forecasts
     The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates.
     However, in connection with the due diligence review of the Company, in mid-October, the Company provided an information package to each of the ten interested parties that had previously executed confidentiality agreements. The information packages included non-public internal financial forecasts regarding its anticipated future operations for the balance with the fiscal year ended October 31, 2010 and the five fiscal years ended October 31, 2011, 2012, 2013, 2014, 2015 respectively, copies of which were also provided to BofA Merrill Lynch. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” The Company did not update the Internal Financial Forecasts to reflect actual results for the fiscal year ended October 31, 2010. Summaries of the Internal Financial Forecasts are set forth below.
     The Internal Financial Forecasts were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes, the bidders’ review in connection with their due diligence investigations and BofA Merrill Lynch’s use in connection with its opinion regarding the Offer and the Merger. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts will be realized, or that the assumptions upon which they are based will prove to be correct. In addition, the Internal Financial Forecasts did not include certain potential downward revisions that may occur due to ongoing customer contract matters that were disclosed to each of the bidders. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s shareholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Schedule 14D-9. The Internal Financial Forecasts are being included in this Schedule 14D-9 not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to the bidders and BofA Merrill Lynch.
     The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by the Company with the SEC (including the Company’s Form 10-K for the fiscal year ended October 31, 2010). Some of these specific risks, although not all, are: the Company’s ability to achieve the anticipated benefits of the acquisitions, the Company’s ability to capture organic growth opportunities and to utilize the strategic advantages of a strong capital position; the Company’s ability to obtain new orders from procurers, including the U. S. Government when anticipated and to successfully perform and achieve profitability on such contracts; the Company’s ability to hire qualified staff as needed; and other factors affecting the Company’s business that are beyond its control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Internal Financial Forecasts should be read together with the historical financial statements of the Company included in its Form 10-K for the fiscal year ended October 31, 2010.
     Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.
     These projections include the following:

	Fiscal Year Ending October 31,
	2010E	2011E	2012E	2013E	2014E	2015E
	(Dollars in Millions, Except Per Share Data)

Backlog	$187	$179	$194	$221	$253	$307
Bookings	$262	$282	$312	$404	$537	$634
Revenue	$225	$270	$315	$389	$483	$577
Operating Income	$22	$21	$26	$36	$51	$62
EBITDA	$28	$29	$34	$45	$61	$73
Adjusted EBITDA	$33	$33	$37	$46	$61	$73
     The Internal Financial Forecasts include non-GAAP financial measures, including EBITDA and Adjusted EBITDA. EBITDA means earnings before interest, taxes, reserves, depreciation and amortization. Adjusted EBITDA means EBITDA as adjusted to exclude estimated transaction fees, litigation, inventory write-downs and Defense Contract Audit Agency expenses, if any. The Company believes that EBITDA and Adjusted EBITDA provide important information about the operating trends of the Company. The Company uses EBITDA and Adjusted EBITDA to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA and Adjusted EBITDA are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

     Set forth below are reconciliations of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure based on the Internal Financial Forecasts. These reconciliations were not provided to the bidders in connection with their due diligence investigations or to BofA Merrill Lynch.

	Fiscal Year Ending October 31,
	2010E	2011E	2012E	2013E	2014E	2015E
	(Dollars in Millions, Except Per Share Data)

Net Income	$13	$13	$17	$23	$32	$39

Plus Income Tax	$9	$8	$10	$14	$20	$24
Plus: Reserves/Other	$—	$1	$0	$0	$0	$0
Less: Interest Income (Expense) — net	$0	$(0)	$(1)	$(1)	$(1)	$(1)
Plus: Depreciation and Amortization	$6	$7	$8	$8	$10	$11

EBITDA	$28	$29	$34	$45	$61	$73

Plus: Litigation Expenses	$1	$1	$—	$—	$—	$—
Plus: M&A Expenses	$3	$4	$2	$1	$—	$—

Adjusted EBITDA	$33	$33	$37	$46	$61	$73
(Totals may not add due to rounding)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED SIGNAL TECHNOLOGY, INC.
By:	/s/ William B. Van Vleet III
	Name:	William Van Vleet III
	Title:	President and Chief Executive Officer

Dated: January 24, 2011